

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2014

Via E-mail
Erez Raphael
President and Chief Executive Officer
LabStyle Innovations Corp.
9 Halamish Street
Caesarea Industrial Park
38900, Israel

> **Re: LabStyle Innovations Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 19, 2014**
> **File No. 333-194710**

Dear Mr. Raphael:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Facing Page

1. Please revise your fee table to show the number of shares currently offered for sale via this registration statement.

Prospectus

2. We note the statement in your letter to us dated May 19, 2014 that you have not entered into any written or oral amendments or modifications to the agreements related to the February 2014 financing. Note that generally it also would be inconsistent with Section 5 of the Securities Act to enter into negotiations regarding such amendment or modification while the registration statement is pending. In this regard, if there are no negotiations

regarding such amendment or modifications, please disclose any material failure or inability to satisfy your obligations to the investors in the February 2014 unregistered offering, including your registration obligations; quantify any related liabilities.

Results of Operations, page 26

3.   Please tell us the authority on which you rely to delete the disclosure required by Regulation S-K Item 303(a) as it applies to your full fiscal years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Lawrence A. Rosenbloom, Esq.